[redacted]

BB 3/11

Securities and Exchange Commission
RECEIVED

FEB 29 2008

Office of Compliance Inspection and Examinations

08028891

SE... OMMISSION
...49

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeLink Securities LLC

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

71 South Wacker, Suite 1900
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler 312-264-2124
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – if individual, state last, first, middle name)

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

One South Wacker Drive, Suite 800 **(Address)** Chicago **(City)** Illinois **(State)** 60606-3392 **(Zip Code)**

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink Securities LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
28th day of February 2008

Nancy J. Simenson
Notary Public

OFFICIAL SEAL
NANCY J. SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 3-26-2009

Signature

Harlan Moeckler, Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

McGladrey & Pullen
Certified Public Accountants

TradeLink Securities L.L.C.

Statement of Financial Condition

December 31, 2007

[illegible] S.E.C. [illegible] information pursuant to [illegible]
under the Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

Board of Directors of
TradeLink Securities L.L.C.

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink Securities L.L.C. as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 28, 2008

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2007

Assets	
Cash	$ 2,412
Receivable from clearing brokers	25,413,538
Securities owned, pledged	88,288,386
Non-marketable securities	6,000,000
Other assets	268,964
Total assets	$ 119,973,300
Liabilities and Members' Equity	
Liabilities	
Payable to clearing brokers	$ 64,489,291
Securities sold, not yet purchased	17,555,184
Accounts payable and accrued expenses	530,056
Participation interest	3,500,000
Total	86,074,531
Members' equity	34,512,977
Subscription receivable	(614,208)
Total	33,898,769
Total liabilities and members' equity	$ 119,973,300

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations—TradeLink Securities L.L.C. (the "Company") is a registered securities broker-dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities and derivatives for its own account. The Company clears all securities through its clearing brokers.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved, in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Transactions in equity securities and derivative financial instruments are recorded on trade date and are carried at fair value with the resulting unrealized gains and losses reflected in revenue. Amounts receivable and payable for transactions that have not reached their contractual settlement date are recorded net of the statement of financial condition.

Securities and financial instruments are either readily marketable or non-marketable. The fair value measurement for readily marketable exchange traded securities and financial instruments is the respective exchange's published closing or settlement price. The fair value measurement for readily marketable non-exchange traded securities and financial instruments is the respective clearing broker's valuation on the measurement date.

The fair value measurement, as determined in good faith by management, for securities and financial instruments where there is no "ready market" (those that cannot be publicly offered or sold, or are unregistered or restricted as to public resale) contemplates the price the asset or liability would be exchanged by appropriate participants, in an orderly transaction and in the most appropriate market at the measurement date. Because of the inherent uncertainty of valuation, management's estimate of values may differ significantly from the values that would have been used had a ready market existed.

Foreign Exchange Transactions—Assets and liabilities in foreign currencies are translated at year-end rates of exchange. Gains or losses resulting from foreign currency translations are included in trading gains and losses, net.

Income Taxes—The Company is treated as a partnership for federal income tax purposes. Consequently, the Company is not subject to federal income taxes on its earnings. Members are taxed individually on their respective shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the provisions of the operating agreement, generally based on their respective equity balances.

Recently Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement 109.* FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes.* Adoption of FIN 48 is required for the Company in the annual reporting for the year ending December 31, 2008. Management is currently assessing the impact, if any, of FIN 48 on its financial position and results of operations.

Note 1 Nature of Operations and Significant Accounting Policies, *Continued*

In September 2006, the Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standard No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP"), and expands about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. At this time, management is evaluating the implications of SFAS 157 and its impact on the financial statement to be issued in subsequent periods.

Note 2 Non-Marketable Securities

On November 13, 2007, the Company participated in a Private Placement Offering whereby it purchased units of unregistered stock and warrants. Such units were subject to a preliminary registration statement filed by the issuer on December 13, 2007. The Company has determined the fair value of this non-marketable securities position to be $6,000,000 as of December 31, 2007.

Note 3 Receivable from Clearing Brokers

Cash and securities owned on deposit at the Company's clearing brokers collateralize short positions and amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 4 Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, at December 31, 2007 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
Equity securities	$ 84,808,708	$ 15,496,851
Equity options	3,479,678	2,052,825
Swap		5,508
Total	$ 88,288,386	$ 17,555,184

Note 5 Related-Party Transactions

The Company reimburses entities affiliated by common ownership for the use of certain trading systems, and for direct operating expenses incurred and paid on behalf of the Company. Accounts payable includes $70,437 due to these entities. In addition, general and administrative salaries have been paid by an entity affiliated by common ownership.

Note 6 Subscription Receivable

Effective January 1, 2007 the Company granted, as compensation, a 2 percent ownership interest in the Company to an employee. As of the same date, the employee also purchased a 2 percent ownership interest in the Company, for which the Company received a promissory note. Principal payments are due annually as certain conditions, as described in the promissory note, are met. Interest on the note is at a fixed rate, 4.69 percent per annum, payable annually.

The principal balance of the promissory note increased during the year for the employee's proportionate share of the Company's capital calls. At December 31, 2007 the balance was $614,208.

Note 7 Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 8 Financial Instruments with Off-Balance-Sheet Risk

The Company, in connection with its proprietary market-making and trading activities, enters into transactions involving financial instruments that may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk whereby changes in the market value of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. Further, the Company has securities sold, not yet purchased, and will, therefore, be obligated to acquire those securities in the future at prevailing market prices that may exceed the amount recorded in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Credit Risk—The Company also enters into various transactions with broker-dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business. Credit risk also arises from cash deposits maintained in bank accounts that may, at times exceed federally insured limits.

Concentration of Credit Risk—The Company clears most of its trades through several clearing brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

Note 9 Net Capital Requirements

Pursuant to rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, or (2) 6-2/3 percent of "aggregate indebtedness," or (3) $100,000.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2007, the Company had net capital and net capital requirements of approximately $7,799,000 and $115,000, respectively. The net capital rules may effectively restrict the withdrawal of members' equity.

Note 10 Subsequent Event

Subsequent to year-end the Company has experienced approximately $14,500,000 in trading losses, and received approximately $8,000,000 in capital contributions.

END